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Exhibit 99.3

U.S. GAAP
CONSOLIDATED FINANCIAL STATEMENTS

Management's Report	48
Auditors' Report	49
Financial Statements
Consolidated Balance Sheets	50
Consolidated Operations	51
Consolidated Shareholders' Equity	52
Consolidated Cash Flows	53
Notes to Consolidated Financial Statements	54 to 73

MANAGEMENT'S REPORT

        The consolidated financial statements of Axcan Pharma Inc. and the other financial information included in this annual report are the responsibility of the Company's management.

        These consolidated financial statements and the other financial information have been prepared by management in accordance with accounting principles generally accepted in the United States of America. This responsibility includes the selection of appropriate accounting principles and methods in the circumstances and the use of careful judgement in establishing reasonable accounting estimates.

        Management maintains internal control systems designed among other things, to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records are a reasonable basis to prepare relevant and reliable financial information.

        The Audit Committee is composed solely of external directors. This Committee meets with the external auditors and management to discuss matters relating to the audit, internal control and financial information. The Committee also reviews the consolidated quarterly and annual financial statements.

        These consolidated financial statements have been audited by Raymond Chabot Grant Thornton, LLP, Chartered Accountants, whose report indicating the scope of their audit and their opinion on the consolidated financial statements is presented below.

        The Board of Directors has approved the Company's financial statements on the recommendation of the Audit Committee.

        The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles to generally accepted accounting principles in the United States of America as its primary reporting convention. Consolidated financial statements in accordance with Canadian generally accepted accounting principles have also been prepared.

Léon F. Gosselin President and Chief Executive Officer	David W. Mims Executive Vice President and Chief Operating Officer	Jean Vézina Vice President, Finance and Chief Financial Officer

Mont-Saint-Hilaire, Quebec, Canada
November 10, 2004

48            U.S. GAAP

AUDITORS' REPORT

TO THE SHAREHOLDERS OF AXCAN PHARMA INC.

        We have audited the consolidated balance sheets of Axcan Pharma Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004 in accordance with accounting principles generally accepted in the United Sates of America.

        On November 10, 2004, we reported separately to the shareholders of Axcan Pharma Inc., on the consolidated financial statements for the same periods, prepared in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Montreal, Quebec, Canada
November 10, 2004

U.S. GAAP            49

CONSOLIDATED BALANCE SHEETS

September 30	2004	2003
in thousands of U.S. dollars, except share related data	$	$
Assets
Current assets
Cash and cash equivalents	21,979	37,773
Short-term investments available for sale (Note 5)	15,922	133,112
Accounts receivable (Note 6)	46,585	19,685
Income taxes receivable	9,196	5,294
Inventories (Note 7)	37,270	20,163
Prepaid expenses and deposits	3,494	2,794
Deferred income taxes (Note 8)	4,586	6,214

Total current assets	139,032	225,035
Investments (Note 9)	—	1,002
Property, plant and equipment, net (Note 10)	31,252	20,331
Intangible assets, net (Note 11)	407,875	265,423
Goodwill, net (Note 12)	27,467	27,550
Deferred debt issue expenses, at amortized cost	3,088	4,233
Deferred income taxes (Note 8)	930	1,775

Total assets	609,644	545,349

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	47,917	43,418
Income taxes payable	731	4,821
Instalments on long-term debt	1,778	1,528
Deferred income taxes (Note 8)	936	494

Total current liabilities	51,362	50,261
Long-term debt (Note 15)	127,916	129,474
Deferred income taxes (Note 8)	38,290	34,603

Total liabilities	217,568	214,338

Commitments and contingencies (Note 22)
Shareholders' Equity
Capital stock (Note 16)
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	—	—
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	—	—
Common shares, without par value; unlimited shares authorized; issued and outstanding: 45,562,336 and 45,004,320 as at September 30, 2004 and 2003, respectively	260,643	255,743
Retained earnings	112,362	63,634
Accumulated other comprehensive income	19,071	11,634

Total shareholders' equity	392,076	331,011

Total liabilities and shareholders' equity	609,644	545,349

The accompanying notes are an integral part of the consolidated financial statements.

Léon F. Gosselin Director	Dr Claude Sauriol Director

50            U.S. GAAP

CONSOLIDATED OPERATIONS

Years ended September 30	2004	2003	2002
in thousands of U.S. dollars, except share related data	$	$	$
Revenue	243,634	179,084	132,404

Cost of goods sold	54,247	44,459	34,039
Selling and administrative expenses	76,365	63,084	49,392
Research and development expenses	19,866	12,098	8,855
Acquired in-process research	—	12,000	—
Depreciation and amortization	16,359	8,063	7,546

	166,837	139,704	99,832

Operating income	76,797	39,380	32,572

Financial expenses	6,885	4,283	898
Interest income	(756)	(1,639)	(912)
Loss (gain) on foreign currency	(313)	122	266
Takeover-bid expenses	—	3,697	—

	5,816	6,463	252

Income before income taxes	70,981	32,917	32,320
Income taxes (Note 8)	22,253	12,992	11,132

Net income	48,728	19,925	21,188

Income per common share
Basic	1.08	0.44	0.51
Diluted	0.98	0.44	0.50
Weighted average number of common shares
Basic	45,286,199	44,914,944	41,664,510
Diluted	52,787,964	45,607,992	42,527,500

The accompanying notes are an integral part of the consolidated financial statements.

U.S. GAAP            51

CONSOLIDATED SHAREHOLDERS' EQUITY

Years ended September 30	2004	2003	2002
in thousands of U.S. dollars
Common shares (number)
Balance, beginning of year	45,004,320	44,863,198	38,412,133
Shares issued following public offerings for cash	—	—	5,000,000
Shares issued following private investors' subscription for cash	—	—	208,044
Shares issued following the exercise of the underwriters' option for cash	—	—	750,000
Shares issued pursuant to the stock option plan for cash	558,016	141,122	127,489
Shares issued for the acquisition of assets	—	—	365,532

Balance, end of year	45,562,336	45,004,320	44,863,198

	$	$	$
Common shares
Balance, beginning of year	255,743	254,640	183,193
Shares issued following public offerings for cash	—	—	54,312
Shares issued following private investors' subscription for cash	—	—	3,000
Shares issued following the exercise of the underwriters' option for cash	—	—	8,625
Shares issued pursuant to the stock option plan for cash	4,900	1,103	751
Shares issued for the acquisition of assets	—	—	4,759

Balance, end of year	260,643	255,743	254,640

Retained earnings
Balance, beginning of year	63,634	43,709	22,521
Net income	48,728	19,925	21,188

Balance, end of year	112,362	63,634	43,709

Accumulated other comprehensive income (loss)
Balance, beginning of year	11,634	(3,562)	(5,283)
Foreign currency translation adjustments	7,437	15,196	1,721

Balance, end of year	19,071	11,634	(3,562)

Total shareholders' equity	392,076	331,011	294,787

Comprehensive income
Foreign currency translation adjustments	7,437	15,196	1,721
Net income	48,728	19,925	21,188

Total comprehensive income	56,165	35,121	22,909

The accompanying notes are an integral part of the consolidated financial statements.

52            U.S. GAAP

CONSOLIDATED CASH FLOWS

Years ended September 30	2004	2003	2002
in thousands of U.S. dollars	$	$	$
Operations
Net income	48,728	19,925	21,188
Non-cash items
Non-controlling interest	—	(103)	(363)
Amortization of deferred debt issue expenses	1,144	646	247
Other depreciation and amortization	16,359	8,063	7,546
Loss (gain) on disposal of assets	(5)	1,130	—
Foreign currency fluctuation	342	305	507
Deferred income taxes	6,625	1,848	2,378
Share in net loss of joint ventures	455	106	46
Changes in working capital items (Note 18)	(50,288)	19,576	3,782

Cash flows from operating activities	23,360	51,496	35,331

Financing
Long-term debt	2,212	126,064	1,506
Repayment of long-term debt	(3,842)	(4,687)	(3,267)
Deferred debt issue expenses	—	(4,589)	(537)
Issue of shares	4,900	1,103	65,039

Cash flows from financing activities	3,270	117,891	62,741

Investment
Acquisition of short-term investments	(20,936)	(133,112)	(60,740)
Disposal of short-term investments	138,074	60,740	—
Acquisition of investments	—	—	(16)
Disposal of investments	1,876	637	385
Acquisition of property, plant and equipment	(13,409)	(4,291)	(2,881)
Disposal of property, plant and equipment	405	—	—
Acquisition of intangible assets	(149,628)	(76,093)	(1,561)
Disposal of intangible assets	917	—	—
Other	—	—	1,363
Net cash used for business acquisitions (Note 4)	—	—	(31,302)

Cash flows from investment activities	(42,701)	(152,119)	(94,752)

Foreign exchange gain on cash held in foreign currencies	277	528	142

Net increase (decrease) in cash and cash equivalents	(15,794)	17,796	3,462
Cash and cash equivalents, beginning of year	37,773	19,977	16,515

Cash and cash equivalents, end of year	21,979	37,773	19,977

The accompanying notes are an integral part of the consolidated financial statements.

U.S. GAAP            53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30

Amounts in the tables are stated in thousands of U.S. dollars, except share related data.

1.     GOVERNING STATUTES AND NATURE OF OPERATIONS

  The Company, incorporated under the Canada Business Corporations Act, is involved in the research, development, production and distribution of pharmaceutical products, mainly in the field of gastroenterology.

2.     CHANGES IN ACCOUNTING POLICIES

  a)    Year ended September 30, 2004

  Disclosure of information about capital structure

  In April 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") to Statement of Financial Accounting Standard ("SFAS") No. 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities" to provide disclosure guidance for contingently convertible securities, including those instruments with contingent conversion requirements that have not been met and otherwise are not required to be included in the computation of diluted earnings per share. The FSP addresses concerns that disclosures relating to contingently convertible securities are inconsistent between companies or may be inadequate. FSP SFAS No. 129-1 states that to comply with the requirements of SFAS No. 129, the significant terms of the conversion features of the contingently convertible security should be disclosed to enable users of financial statements to understand the circumstances of the contingency and the potential impact of conversion. The Company evaluated the impact of this pronouncement and has enhanced its disclosures as required.

  Consolidation of variable interest entities

  In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an interpretation for Accounting Research Bulletin No. 51." FIN No. 46 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN No. 46 did not have an effect on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

  b)    Year ended September 30, 2003

  Basis of presentation

  The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles ("GAAP") to the United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

  Guarantor's accounting and disclosure requirements for guarantees

  In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. FIN No. 45 also requires guarantors to disclose certain information for guarantees, including product warranties, outstanding at the end of the reporting period. At adoption, FIN No. 45 did not have any impact on the Company's consolidated statements of income or financial position.

  Impairment or disposal of long-lived assets

  SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" provides guidance on how assets are grouped when testing for and measuring impairment and proposes a two-step process for first determining when an impairment loss is recognized and then measuring that loss. The adoption of this new standard had no impact on the consolidated financial statements.

  Stock-based compensation

  In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, the Company elected to continue to utilize the accounting method prescribed by APB No. 25 and applies the disclosure requirements of SFAS No. 123.

54            U.S. GAAP

  c)     Year ended September 30, 2002

  Business combinations, goodwill and other intangible assets

  In June 2001, the FASB has approved for issuance SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill and intangible assets with indefinite life will cease and instead, their carrying value will be evaluated for impairment on an annual basis. Intangible assets with finite life will continue to be amortized over their useful lives and reviewed for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company has elected to early adopt and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with indefinite life, but however, evaluates goodwill and trademarks with indefinite life for impairment annually. Intangible assets with finite life will continue to be amortized over their estimated useful lives. As required by the standards, the Company completed the impairment tests on October 1, 2001 and did not record any impairments.

  d)    Standards applicable for the year 2005

  Effect of contingently convertible instruments on diluted earnings per share

  During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 will be effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4.25% convertible subordinated notes, issued in 2003, will always be included in the Company's diluted earnings per share calculation. If the Company had applied retroactively the conclusions of the EITF, the diluted income per common share would have been $0.96 and $0.44 respectively for the years ended September 30, 2004 and 2003.

  Share-based payment

  On March 31, 2004, the FASB issued an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95". The Exposure Draft would require all entities to recognize compensation cost for share-based awards, including options, granted to employees. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally would require instead that such transactions be accounted for using a fair-value based method. Public companies would be required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Share-based awards classified as liabilities, would be measured at fair value and remeasured at fair value at each reporting period. Currently such awards are measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". The Company would apply the proposed Statement for interim and fiscal periods beginning after June 15, 2005 using the modified prospective transition approach.

3.     ACCOUNTING POLICIES

  Basis of presentation

  The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with U.S. GAAP. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with various regulatory authorities.

  Accounting estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include allowances for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, pending legal settlements, the realizability of deferred tax assets and the allocation of the purchase price of acquired assets and businesses. The estimates are made using the historical information available to management and other expected factors. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates.

  Principles of consolidation

  These financial statements include the accounts of the Company and its subsidiaries, the most important being Axcan Scandipharm Inc., Axcan Pharma U.S. Inc., and Axcan Pharma S.A. (the result of the merger of Laboratoires Entéris S.A.S. with Laboratoires du Lactéol du Docteur Boucard S.A.). Significant intercompany transactions have been eliminated in consolidation.

U.S. GAAP            55

  Revenue recognition

  Revenue is recognized when the product is shipped to the Company's customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchange of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Cash and cash equivalents

  The Company includes in cash and cash equivalents cash and all highly liquid short-term investments with initial maturities of three months or less.

  Short-term investments

  The Company classifies its short-term investments as available for sale. These investments are recorded at their fair value, unrealized gains or losses are recorded as a component in shareholders' equity. As at September 30, 2004, there is no material unrealized gain or loss.

  Accounts receivable

  The majority of the Company's accounts receivable are due from companies in the pharmaceutical industry. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the bad debts expenses.

  Inventory valuation

  Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

  Research and development

  Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written off at the time of acquisition.

  Depreciation and amortization

  Property, plant and equipment and intangible assets with a finite life are reported at cost, less accumulated depreciation and are depreciated or amortized over their estimated useful lives according to the straight-line method at the following annual rates:

Buildings	4 to 10%
Furniture and equipment	10 to 20%
Computer equipment	20 to 50%
Automotive equipment	20 to 25%
Leasehold and building improvements	10 to 20%
Trademarks, trademark licenses and manufacturing rights	4 to 15%

  Depreciation or amortization commences when an asset is substantially completed and becomes available for productive commercial use.

  Goodwill and intangible assets with indefinite life are no longer amortized since October 1, 2001.

  Management evaluates the value of the unamortized portion of property, plant and equipment, goodwill and intangible assets annually. Should there be a permanent impairment in value, a write-down will be recognized for the current year to reflect the assets at fair value. To date, the Company has not recognized any permanent impairment in value except for an amount of $83,000 of goodwill for the year ended September 30, 2004.

  Deferred debt issue expenses are amortized on a straight-line basis over the terms of the debts, until 2008.

  Income taxes

  Income taxes are calculated based on the liability method. Under this method, deferred income tax assets and liabilities are recognized as estimated taxes for recovery or settlement arising from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Deferred income tax assets and liabilities are measured based on enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. Adjustments to the deferred income tax asset and liability balances are recognized in net income as they occur.

56            U.S. GAAP

  Stock-based compensation

  Under the provision of SFAS No. 123, "Accounting for Stock Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of APB No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro-forma disclosure of net income and income per share must be presented in the financial statements as if the fair value method had been applied.

  For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123. The Company has elected to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. No stock-based employee compensation cost is reflected in net income.

  The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	2004	2003	2002
	$	$	$
Net income as reported	48,728	19,925	21,188
Total stock-based compensation expenses determined under fair value based method	4,286	3,369	2,489

Pro-forma net income	44,442	16,556	18,699

Basic income per share
As reported	1.08	0.44	0.51
Pro-forma	0.98	0.37	0.45
Diluted income per share
As reported	0.98	0.44	0.50
Pro-forma	0.90	0.36	0.44

  Foreign currency translation

  The current rate method of translation of foreign currencies is followed for subsidiaries, or joint ventures considered financially and operationally self-sustaining. Therefore, all gains and losses arising from the translation of the financial statements of subsidiaries or joint ventures are deferred in a cumulative foreign currency translation adjustments account reported as a component of accumulated other comprehensive income in shareholders' equity.

  For the operations in Canada and the United States of America, monetary assets and liabilities in currency other than U.S. dollars are translated into U.S. dollars, the functional currency of the Company, at the exchange rates in effect at the balance sheet date whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and operating expenses in foreign currency are translated at the average rates in effect during the year, except for depreciation and amortization, translated at historical rates. Gains and losses are included in net income for the year.

  Income per share

  Basic income per share is calculated using the weighted average number of common shares outstanding during the year. The treasury stock method is to be used for determining the dilution effect of options. The dilutive effect of convertible subordinated notes, balance of purchase price payable in shares and convertible preferred shares is determined using the "if-converted" method.

U.S. GAAP            57

4.     ACQUISITIONS

  a)    Business acquisitions

  September 30, 2002

  On November 7, 2001, the Company acquired all the outstanding shares of Laboratoire Entéris S.A.S., a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $23,000,840, was paid in cash.

  On April 17, 2002, the Company acquired all the outstanding shares of Laboratoires du Lactéol du Docteur Boucard S.A. and certain related assets. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $13,137,613, was paid with the issuance of 365,532 common shares of the Company and $8,378,728 in cash. The price of the common shares issued was determined on the basis of a twenty-day trading average closing price.

  These two acquisitions allowed the Company to establish operations in France for the development of markets in all of Western Europe and added two products to the Company's product line.

  The following table shows the breakdown of these acquisitions:

$
Net assets acquired at the attributed values
Assets
Cash and cash equivalents	77
Other working capital items	7,323
Property, plant and equipment	9,433
Intangible assets with indefinite life	29,175
Goodwill	9,632
Deferred income taxes	656
Other assets	1,363

57,659

Liabilities
Accounts payable	8,215
Long-term debt	6,922
Deferred income taxes	6,384

21,521

36,138

Consideration
Cash	31,379
Common shares issued	4,759

36,138

Net cash used for the acquisitions	31,302

  The acquisition cost has been allocated to the assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition dates.

  Using the assumption that the effective date of the business acquisitions is October 1, 2001, the consolidated pro-forma results of operations of the Company would have been as follows for the year ended September 30, 2002:

(unaudited)
$
Revenue	140,983

Net earnings	20,802

Net earnings per share	0.50

58            U.S. GAAP

  b)    Products acquisitions

  On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. ("Aventis") for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market.

  On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinitic drug. Under the terms of this license agreement, the Company paid $10,000,000 and assumed $2,000,000 in research contract liability. This product in development had not reached technological feasibility and had no known alternative uses, it was therefore considered to be acquired in-process research and was expensed in the period of acquisition. The agreement also provides for milestone payments upon certain events.

  On December 10, 2002, the Company acquired the rights to the Ursodiol 250mg tablets DELURSAN for the French market, for a cash purchase price of 22,300,000 Euros ($22,800,000) from Aventis. On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45,000,000.

  During a transition period, the sellers may act as Axcan's agents for the management of sales of some of these products. For the year ended September 30, 2004, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products of the year ended September 30, 2004 were $7,667,940 ($14,255,979 in 2003), the Company only included in its revenue an amount of $4,685,673 ($9,463,645 in 2003) representing the net sales less cost of goods sold and other seller related expenses.

5.     SHORT-TERM INVESTMENTS

  As at September 30, 2004, short-term investments include short-term notes, mutual funds and debt securities. One mutual fund represent approximately 64% (four short-term notes for 60% in 2003) of the Company's total short-term investments. Interest rates on most of the short-term investments vary from 0.975% to 3.315% (0.81% to 1.08% in 2003).

6.     ACCOUNTS RECEIVABLE

	2004	2003
	$	$
Trade accounts, net of allowance for doubtful accounts of $876,000 ($613,000 in 2003)(a)	44,320	16,696
Investments receivable within one year	—	1,102
Taxes receivable	1,978	1,479
Other	287	408

	46,585	19,685

  The Company believes that there is no unusual exposure associated with the collection of these accounts receivable.

  (a)
  As at September 30, 2004, the accounts receivable include amounts receivable from three customers which represent approximately 51% (two customers and one agent for 44% in 2003) of the Company's total accounts receivable.

U.S. GAAP            59

7.     INVENTORIES

	2004	2003
	$	$
Raw materials and packaging material	10,311	8,441
Work in progress	1,781	1,466
Finished goods	25,178	10,256

	37,270	20,163

8.     INCOME TAXES

  The deferred income tax assets and liabilities result from differences between the tax value and book value of the following items:

	2004	2003
	$	$
Short-term deferred income tax assets
Inventories	376	2,554
Prepaid expenses and deposits	167	—
Accounts payable and accrued liabilities	2,941	2,558
Pending legal settlements	1,102	1,102

	4,586	6,214

Long-term deferred income tax assets
Investments	—	16
Share issue expenses	930	1,746
Unused operating losses	—	13

	930	1,775

Short-term deferred income tax liabilities
Accounts receivable	379	318
Inventories	109	—
Prepaid expenses and deposits	434	163
Investments	14	13

	936	494

Long-term deferred income tax liabilities
Property, plant and equipment	2,484	1,993
Intangible assets	34,619	31,801
Goodwill	682	682
Research and development expenses	505	127

	38,290	34,603

60            U.S. GAAP

  Income taxes included in the statement of operations are as follows:

	2004	2003	2002
	$	$	$
Current	15,628	11,144	8,754

Deferred
Creation and reversal of temporary differences	6,625	2,678	2,234
Change in promulgated rates	—	(830)	144

	6,625	1,848	2,378

	22,253	12,992	11,132

Domestic
Current	(338)	(1,763)	2,152
Deferred	2,756	574	1,704

	2,418	(1,189)	3,856

Foreign
Current	15,966	12,907	6,602
Deferred	3,869	1,274	674

	19,835	14,181	7,276

	22,253	12,992	11,132

  The Company's effective income tax rate differs from the combined statutory federal and provincial income tax rate in Canada (31.52% for 2004, 33.59% for 2003 and 35.66% for 2002). This difference arises from the following:

	2004		2003		2002
	%	$	%	$	%	$
Combined basic rate applied to pre-tax income	31.52	22,373	33.59	11,057	35.66	11,525
Increase (decrease) in taxes resulting from:	0.04	29	—	—	—	—
Large corporations tax	—	—	(2.52)	(830)	0.44	144
Change in promulgated rates	(2.47)	(1,752)	4.54	1,495	3.68	1,189
Difference with foreign tax rates	1.79	1,268	2.90	953	0.79	257
Non-deductible items	—	—	—	—	(0.71)	(231)
Use of unrecorded prior years' losses	(0.65)	(460)	(1.35)	(445)	(5.30)	(1,713)
Non-taxable items and other	2.76	1,958	3.80	1,250	2.45	791
Foreign withholding taxes	(1.64)	(1,163)	(1.49)	(488)	(2.57)	(830)

Investment tax credits	31.35	22,253	39.47	12,992	34.44	11,132

  No provision has been made for income taxes on the undistributed earnings of the Company's foreign subsidiaries as at September 30, 2004 that the Company intends to indefinitely reinvest.

U.S. GAAP            61

9.     INVESTMENTS

	2004	2003
	$	$
Investments in preferred shares of a private company, at estimated net realizable value	—	578
Note receivable, 8.5% beginning on January 1, 2002, maturing on January 1, 2004	—	936
Investments in joint ventures accounted for using equity method	—	227
Other	—	363

	—	2,104
Investments receivable within one year	—	1,102

	—	1,002

10.   PROPERTY, PLANT AND EQUIPMENT

	2004
	Cost	Accumulated depreciation	Net
	$	$	$
Land	1,581	—	1,581
Buildings	20,311	3,413	16,898
Furniture and equipment	15,751	7,975	7,776
Automotive equipment	65	14	51
Computer equipment	7,542	3,126	4,416
Leasehold and building improvements	810	280	530

	46,060	14,808	31,252

	2003
	Cost	Accumulated depreciation	Net
	$	$	$
Land	940	—	940
Buildings	12,431	2,484	9,947
Furniture and equipment	13,761	6,417	7,344
Automotive equipment	54	1	53
Computer equipment	3,822	2,085	1,737
Leasehold and building improvements	522	212	310

	31,530	11,199	20,331

  Acquisitions of property, plant and equipment amount to $14,288,431 ($4,291,768 in 2003 and $14,071,633 in 2002).

  The cost and accumulated depreciation of equipment under capital leases amount to $5,351,295 and $1,659,955 ($5,019,440 and $891,445 in 2003).

62            U.S. GAAP

11.   INTANGIBLE ASSETS

	2004
	Cost	Accumulated depreciation	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	280,034	29,869	250,165
Indefinite life	170,127	12,417	157,710

	450,161	42,286	407,875

	2003
	Cost	Accumulated depreciation	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	111,327	19,998	91,329
Indefinite life	186,512	12,418	174,094

	297,839	32,416	265,423

  The cost of the product TAGAMET has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.

  Acquisitions of intangible assets amount to $149,627,653 ($76,092,927 in 2003 and $30,036,118 in 2002). The current intangible assets with a finite life have a weighted-average remaining amortization period of approximately 18 years.

  The annual amortization expenses without taking into account any future acquisitions expected for the years 2005 through 2009 are as follows:

$
2005	13,744
2006	13,744
2007	13,744
2008	13,744
2009	13,744

12.   GOODWILL

	2004	2003
	$	$
Cost	31,073	31,161
Accumulated amortization	3,606	3,611

Net	27,467	27,550

U.S. GAAP            63

13.   AUTHORIZED LINE OF CREDIT

  The Company has a credit agreement relative to a $125,000,000 ($55,000,000 in 2003) financing. The credit agreement consists of a 364-day extendible revolving facility with a two-year (three-year in 2003) term-out option maturing on September 22, 2007 (October 12, 2007 in 2003). The term-out option provides for quarterly instalments equal to 8.57% (6.81% in 2003) of the amount then outstanding on the facility with a final instalment of 40% (25% in 2003).

  The Company's credit facility is secured by a first security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of the Company's net income for the preceding fiscal year.

  The interest rate varies depending on the Company's leverage between 25 basis points and 100 (25 and 125 in 2003) basis points over prime rate and between 125 basis points and 200 (125 and 225 in 2003) basis points over the LIBOR rate or bankers acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars or in Canadian dollars equivalent. As at September 30, 2004 and 2003 there was no amount outstanding under the line of credit.

14.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
	$	$
Accounts payable	13,259	9,232
Contract rebates, product returns and accrued chargebacks	8,853	7,248
Accrued interest on subordinated notes	2,530	3,038
Accrued royalty fees	5,340	4,820
Accrued salaries	3,228	3,084
Accrued bonuses	2,804	2,883
Accrued research and development expenses	3,447	1,995
Acquired in-process research payable	—	7,000
Other accrued liabilities	5,556	1,218
Pending legal settlements	2,900	2,900

	47,917	43,418

15.   LONG-TERM DEBT

	2004	2003
	$	$
Convertible subordinated notes, 4.25%, interest payable semi-annually starting October 15, 2003, convertible into 8,924,113 common shares, maturing April 15, 2008.(a)	125,000	125,000
Bank loans, 3.80% (interest rates varying between 4.84% and 7.15% as at September 30, 2003), secured by immovable hypothecs on land and buildings having a net book value of $6,826,494 in 2004, payable in quarterly instalments of $200,000, principal and interest, maturing in 2007.	2,174	2,576
Obligations under capital leases, interest rates varying between 3.81% and 6.2% payable in monthly instalments, principal and interest, maturing on different dates until 2009.	2,520	3,426

	129,694	131,002
Instalments due within one year	1,778	1,528

	127,916	129,474

64            U.S. GAAP

  (a)
  The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The note-holders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.

  As at September 30, 2004, minimum instalments on long-term debt for the next years are as follows:

	Obligations under capital leases	Other long term loans
	$	$
2005	1,089	792
2006	838	760
2007	483	622
2008	264	125,000
2009	92	—

	2,766
Interest included in the minimum lease payments	246

	2,520

16.   CAPITAL STOCK

  Preferred shares

  The Company has an unlimited number of authorized preferred shares without par value, issuable in series, rights, privileges and restrictions determined at the creation date.

  During the year 2000, the Company created two series of preferred shares as follows:

14,175,000	Series A, non-voting, annual preferential cumulative dividend of 5%, redeemable on or prior to June 8, 2001 at CDN$1.00 per share payable at the option of the Company in cash or by the issuance of common shares or in any combination of cash and common shares.
12,000,000
Series B, non-voting, redeemable on the fifth anniversary of their issuance at CDN$1.00 per share payable in cash or by the issuance of common shares at the option of the Company, convertible into common shares at the holder's option on the basis of one common share for each 15 Series B preferred shares.

  Common stock option plan

  The common stock option plan is intended for eligible directors, principal senior executives and employees. The number of stock options that can be granted under this plan cannot exceed 4,500,000 as at September 30, 2004, 2003 and 2002. Options are granted at the fair market value of the common stock on the last trading day prior to the granting date. Options may be exercised at a rate of 20% per year and expire ten years after the granting date except for the annual options granted to outside directors which may be exercised one year after the granting date.

U.S. GAAP            65

  The changes to the number of stock options outstanding are as follows:

	2004		2003		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Balance, beginning of year	2,681,840	10.12	2,429,078	9.67	1,956,441	7.75
Granted	738,350	15.44	531,850	11.36	684,050	13.38
Exercised	(558,016)	8.78	(141,122)	7.82	(127,489)	5.89
Cancelled	(261,618)	11.23	(137,966)	10.73	(83,924)	9.58

Balance, end of year	2,600,556	11.86	2,681,840	10.12	2,429,078	9.67

Options exercisable at end of year	954,459	9.93	965,909	9.00	614,716	7.79

  Stock options outstanding at September 30, 2004 are as follows:

	Options outstanding
				Options exercisable
		Weighted average remaining contractual life
Exercise price	Number		Weighted average exercise price	Number	Weighted average exercise price
			$		$
$4.06 — $5.00	17,000	5.23	4.06	11,000	4.06
$5.01 — $7.00	23,100	4.87	6.12	20,500	6.03
$7.01 — $10.00	809,586	5.84	8.42	527,549	8.30
$10.01 — $13.00	760,510	7.62	11.70	287,970	11.89
$13.01 — $16.00	707,360	8.40	13.56	107,440	14.00
$16.01 — $19.00	195,500	9.53	18.30	—	—
$19.01 — $19.99	87,500	9.39	19.99	—	—

	2,600,556	7.40	11.86	954,459	9.93

  The average weighted fair value of granted stock options was $6.80, $5.41 and $6.96 for the years ended September 30, 2004, 2003 and 2002.

  The fair values of all stock options granted during 2004, 2003 and 2002 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected option life (years)	6	6	6
Volatility	44%	46%	47%
Risk-free interest rate	4.17%	4.43%	4.93%
Expected dividend	—	—	—

  The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

66            U.S. GAAP

17.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF OPERATIONS

  a)    Financial expenses

	2004	2003	2002
	$	$	$
Interest on long-term debt	5,614	3,340	159
Bank charges	127	297	210
Financing fees	—	—	282
Amortization of deferred debt issue expenses	1,144	646	247

	6,885	4,283	898

  b)    Selling and administrative expenses

  Selling and administrative expenses include the following:

	2004	2003	2002
	$	$	$
Shipping and handling expenses	4,349	3,477	2,763
Advertising expenses	15,155	10,524	10,501

  c)     Other information

	2004	2003	2002
	$	$	$
Non-controlling interest	—	(103)	(363)
Rental expenses	1,216	1,228	1,148
Depreciation of property, plant and equipment	3,720	3,467	2,486
Amortization of intangible assets	12,639	4,596	5,060
Share in net loss of joint ventures	(455)	(106)	(46)

  The Company incurred professional fees with a law firm, in which a Company's director is a partner, totalling $556,724 for the year ended September 30, 2004 ($385,862 in 2003 and $466,056 in 2002). These transactions were concluded in the normal course of operations, at the exchange amount.

  d)    Income per common share

  The following table reconciles the numerators and denominators of the basic and diluted income per share computations.

	2004	2003	2002
	$	$	$
Net income available to common shareholders
Basic	48,728	19,925	21,188
Financial expenses relating to the convertible subordinated notes	3,169	—	—

Net income available to common shareholders on a diluted basis	51,897	19,925	21,188

	2004	2003	2002
Weighted average number of common shares
Weighted average number of common shares outstanding	45,286,199	44,914,944	41,664,510
Effect of dilutive stock options	820,872	472,599	660,970
Effect of dilutive purchase price	—	220,449	202,020
Effect of dilutive convertible subordinated notes	6,680,893	—	—

Adjusted weighted average number of common shares outstanding	52,787,964	45,607,992	42,527,500

Number of common shares outstanding as at November 9, 2004	45,562,336

U.S. GAAP            67

  Options to purchase 283,000 common shares (754,100 for 2003 and 553,350 for 2002) were outstanding but were not included in the computation of diluted income per share as the exercise price of the options was greater than the average market price of the common shares. As of September 30, 2003, the subordinated notes convertible into 8,924,113 common shares had no effect on the diluted income per share. Since the trigger event occurred during the second, third and fourth quarters of the year ended September 30, 2004, the 8,924,113 common shares are included in the weighted average number of common shares outstanding for those periods.

18.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

  a)    Changes in working capital items

	2004	2003	2002
	$	$	$
Accounts receivable	(27,795)	5,569	2,155
Income taxes receivable	(3,773)	(4,438)	(406)
Inventories	(17,157)	(417)	(2,546)
Prepaid expenses and deposits	(703)	(892)	(58)
Accounts payable and accrued liabilities	3,191	16,547	3,814
Income taxes payable	(4,051)	3,207	823

	(50,288)	19,576	3,782

  b)    Cash flows relating to interest and income taxes of operating activities are as follows:

	2004	2003	2002
	$	$	$
Interest received	1,035	1,427	787
Interest paid	6,122	342	242
Income taxes paid	23,620	12,417	7,672

19.   JOINT VENTURES

  The Company's interest in the joint ventures is accounted for by the equity method. During fiscal 2004, the Company wrote off its investment in these joint ventures.

  The following accounts represent the share of the Company in the joint ventures:

	2004	2003	2002
	$	$	$
Current assets	122	217	190
Total assets	168	649	606
Current liabilities	312	393	248
Total liabilities	343	422	273
Revenue	906	659	725
Expenses	1,361	765	771
Net loss	(455)	(106)	(46)
Cash flows from:
Operations	(31)	92	(8)
Financing	2	4	—
Investment	—	(11)	10

68            U.S. GAAP

20.   SEGMENTED INFORMATION

  The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

	2004	2003	2002
	%	%	%
Customer A	24.3	15.6	20.2
Customer B	18.4	18.6	18.8
Customer C	13.1	15.4	13.3

	55.8	49.6	52.3

  Purchases from one supplier represent approximately 15% of the cost of goods sold for the year ended September 30, 2004 (26% in 2003 and 30% in 2002).

  The Company purchases its inventory from third party manufacturers, many of whom are the sole source of products for the Company. The failure of such manufacturers to provide an uninterrupted supply of products could adversely impact the Company's ability to sell such products.

  The Company operates in the following geographic segments:

	2004	2003	2002
	$	$	$
Revenue
Canada
Domestic sales	28,002	20,555	17,413
Foreign sales	—	—	—
United States
Domestic sales	162,810	113,875	100,088
Foreign sales	3,921	—	—
Europe
Domestic sales	43,830	39,971	13,099
Foreign sales	4,846	4,531	1,696
Other	225	152	108

	243,634	179,084	132,404

Property, plant, equipment, intangible assets and goodwill
Canada	40,401	14,622	13,782
United States	131,242	133,695	135,839
Europe	265,417	138,113	54,677
Other	29,534	26,874	23,423

	466,594	313,304	227,721

  Revenue is attributed to geographic segments based on the sales country of origin.

U.S. GAAP            69

21.   FINANCIAL INSTRUMENTS

  Currency risk

  The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of the rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

  Fair value of the financial instruments on the balance sheet

  The estimated fair value of the financial instruments is as follows:

	2004		2003
	Fair value	Carrying amount	Fair value		Carrying amount
	$	$	$		$
Assets
Cash and cash equivalents	21,979	21,979	37,773		37,773
Short-term investments	15,922	15,922	133,112		133,112
Accounts receivable	44,607	44,607	17,104		17,104
Investments in a private company	—	—	b	)	578
Note receivable	—	—	b	)	936
Other investments	—	—	363		363
Liabilities
Accounts payable and accrued liabilities	47,917	47,917	43,418		43,418
Long-term debt	162,674	129,694	154,283		131,002

  The following methods and assumptions were used to calculate the estimated fair value of the financial instruments on the balance sheet.

  a)    Financial instruments valued at carrying amount

  The estimated fair value of certain financial instruments shown on the balance sheet is equivalent to their carrying amount because they are realizable in the short-term or because their carrying amount approximates the fair value. These financial instruments include cash and cash equivalents, short-term investments, accounts receivable, other investments and accounts payable and accrued liabilities.

  b)    Investments in a private company and note receivable

  The fair value of investments in a private company and note receivable was not readily determinable.

  c)     Long-term debt

  The fair value of long-term debt has been established by discounting the future cash flows at interest rates corresponding to those the Company would have obtained at that date for loans with similar maturity dates and terms. The fair value of the convertible subordinated notes is equivalent to the trading price at the end of the year.

22.   COMMITMENTS AND CONTINGENCIES

  a)    Commitments

  The Company has entered into non-cancelable operating leases and service agreements expiring on different dates until September 30, 2009 for the rental of office space, automotive equipment and other equipment and for sales management services. One of the office space leases contains an escalation clause providing for payment of additional rent.

$
2005	2,725
2006	953
2007	297
2008	263
2009	44

4,282

70            U.S. GAAP

  The Company entered into an agreement with Nordmark Arzneimittel GmbH & Co to create a joint venture to develop patent-protected novel enzyme preparations. Under the terms of this agreement, the Company agreed to contribute up to a cumulative amount of $1,500,000 to the joint venture. As at September 30, 2004, a total amount of $600,000 ($100,000 in 2003) has been contributed.

  b)    Contingencies

  The subsidiary Axcan Scandipharm has been named as a defendant in several legal proceedings related to the products line it markets under the name ULTRASE. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, nonsuited in another and settled ten. These lawsuits were filed against Axcan Scandipharm and certain other named defendants, including the enzyme manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. At this time, it is difficult to predict if there will be other claims or their number and because of the young age of the patients involved, Axcan Scandipharm's product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm's insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should other lawsuits be filed in the future.

  In addition, the enzyme manufacturer and certain other companies have claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Axcan Scandipharm and another named defendant must provide indemnification against future claims. This lawsuit is based on contractual and indemnity issues and the parties have agreed to settle their dispute through binding arbitration. The arbitration has commenced and the plaintiffs allege that the amount at issue may be in excess of $10,000,000. Axcan Scandipharm denies that such reimbursement is owed and has also responded with counterclaims against the plaintiffs.

  As at September 30, 2004 and 2003, the Company has accrued $2,900,000 to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above that may not be covered by, or exceed, applicable insurance proceeds. While the Company believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of present or future claims could exceed insurance coverage and amounts currently accrued.

  c)     Milestone payments

  The agreements with QLT PhotoTherapeutics Inc. ("QLT") relating to the purchase of PHOTOFRIN provided for milestone payments to be made by Axcan to QLT that could reach a maximum of CDN$20,000,000 upon receipt of certain regulatory approvals for specific or additional indication for PHOTOFRIN or other conditions. Each milestone payment shall be made at the option of the Company either in cash or in Series B preferred shares or in a combination of cash and preferred shares provided that at least one-half of the milestone payable shall be paid in cash. During the years 2004, 2003 and 2000, CDN$5,000,000, CDN$5,000,000 and CDN$5,000,000 (US$3,919,417, US$3,646,973 and US$3,378,378) was paid by Axcan in cash upon receipt of regulatory approvals and was recorded in intangible assets.

  The agreement to acquire the exclusive licence for North America, the European Union and Latin America to develop, manufacture and market ITAX provides for milestone payments for an amount of $20,000,000 upon regulatory submission and an amount of $45,000,000 upon regulatory approval. The Company will also pay royalties of 9% of net sales from the date of first commercial sale until the expiration of the patent and 6% for ten years then after.

  d)    Royalties

  Net sales of certain products of the Company are subject to royalties payable to unrelated third parties.

  In particular, the Company must pay a 6% royalty on net sales of ULTRASE and a 5% royalty on the net sales of ADEK's respectively covered under agreements for the exclusive rights to market these products.

  Axcan has to pay 5% of worldwide sales of PHOTOFRIN with a maximum of $500,000 per year and a maximum total aggregate of $3,108,245 until December 2007. Until September 30, 2004, an amount of $1,420,419 has been accounted for ($1,032,777 in 2003 and $753,134 in 2002). Axcan also has to pay 5% of net sales of PHOTOFRIN for use in the therapeutic treatment of cancer and 2% of net sales for other uses until December 2009.

  Royalties amounting to $3,760,945, $4,387,092 and $3,731,113 respectively for years ended September 30, 2004, 2003 and 2002 were charged to operations.

  e)     Licensing

  During the year 2000, Axcan entered into a new licensing agreement to market a new generation of pancrelipase minitablets. As at September 30, 2004, the Company paid $3,500,000 in development fees, which is the total amount of development fees the Company agreed to pay. Axcan will pay royalties of 6% on the first $30,000,000 of annual sales and 5% on annual sales in excess of $30,000,000 subject to minimum royalty payments of $750,000, $1,000,000 and $1,500,000 in the first three years of the agreement, respectively. The product was launched in October 2003.

U.S. GAAP            71

  Axcan also entered into a licensing agreement with the Children's Hospital Research Foundation for a serie of sulfated derivatives of ursodeoxycholigic acid compounds" ("SUDCA"). Axcan has, until September 30, 2004, paid $814,000 in cash. The Company will also pay milestones for a maximum amount of $200,000 when SUDCA will be validated and a bonus when certain conditions are met; finally, Axcan will pay royalties based on sales.

  In May 2002, the Company signed a co-development and licensing agreement with NicOx S.A. ("NicOx") for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases including portal hypertension and Hepatitis "C". Under the terms of this agreement, the Company has obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States market. The Company and NicOx will share the cost of the future development of NCX-1000 jointly through the completion of Phase II clinical studies. The Company will thereafter conduct the required Phase III clinical studies and be responsible for regulatory filings in the exclusively licensed territories. The Company will pay NicOx options or milestone payments totalling up to $17,000,000 at various stages of development. An amount of $2,000,000 has been paid in 2003. The Company also agreed to pay royalties of up to 12% on net sales of the product.

  On October 10, 2002, the Company acquired from Gentium S.p.A., an Italian company, exclusive rights to develop and market in North America, a patented 4 gram rectal gel formulation of mesalamine (5-ASA) for the treatment of active distal ulcerative colitis. In return the Company will make milestone payments totalling approximately $1,500,000, the majority of which will be paid upon approval in the United States. An amount of approximately $200,000 has been paid in 2003. The Company will also pay a royalty of 4% on net sales for a ten-year period from product's launch.

  On July 22, 2003, the Company acquired from Merz Pharmaceutical GmbH ("Merz") an exclusive licence to use, develop and submit for approval of injectable and oral granule formulations containing L-ornithine and L-aspartate. In consideration of the rights and licenses granted by Merz under this agreement, the Company shall pay a royalty of 6% of net sales or 4% of net sales if the Company develops any patentable invention or improvement and Merz incorporates such invention or improvement into its products.

  f)     Employee benefit plan

  A subsidiary of the Company has a defined contribution plan (the "Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. During the year, the Board of Directors approved and the Company charged to operations a contribution to the Plan totalling $268,757 ($319,871 in 2003 and $224,275 in 2002).

23.   SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES AND IN CANADA

  The consolidated financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below:

	2004	2003	2002
	$	$	$
Earnings adjustments
Net income in accordance with U.S. GAAP	48,728	19,925	21,188
Prepaid advertising costs(1)	—	—	(457)
Acquired in-process research(2)	—	12,000	—
Amortization of new product acquisition costs(2)	(54)	(54)	(54)
Implicit interest on convertible debt(4)	(4,234)	(2,292)	—
Income tax impact of the above adjustments	20	(962)	191

Net earnings in accordance with Canadian GAAP	44,460	28,617	20,868

Income per share in accordance with Canadian GAAP
Basic	0.98	0.64	0.50

Diluted	0.96	0.63	0.49

72            U.S. GAAP

	2004		2003
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
	$	$	$	$
Balance sheet adjustments
Current assets(6)	139,032	139,054	225,035	225,203
Investments(6)	—	—	1,002	775
Property, plant and equipment(6)	31,252	31,265	20,331	20,351
Intangible assets(2)	407,875	420,235	265,423	277,837
Goodwill(3)(6)	27,467	28,862	27,550	29,342
Deferred debt issue expenses	3,088	3,088	4,233	4,233
Deferred income tax asset	930	930	1,775	1,775
Current liabilities(6)	51,362	51,430	50,261	50,634
Long-term debt(4)	127,916	110,203	129,474	107,527
Deferred income tax liability(2)(3)	38,290	39,376	34,603	35,742
Shareholders' equity
Equity component of convertible debt(4)	—	24,239	—	24,239
Capital stock(5)(7)	260,643	267,288	255,743	262,388
Retained earnings(2)(3)(4)(5)(7)	112,362	107,671	63,634	63,211
Accumulated foreign currency translation adjustments(7)	19,071	23,227	11,634	15,775

  (1)
  Under U.S. GAAP, scientific symposium costs are included in operations in the year when they are incurred. Under Canadian GAAP, these costs were deferred and amortized over a two-year period until September 30, 2002.

  (2)
  Under U.S. GAAP, acquired in-process research are included in operations as at the date of acquisition as no alternative future use is established. Under Canadian GAAP, the acquired in-process research is deferred and amortized from the date of commencement of commercial production.

  (3)
  Under U.S. GAAP, some financial expenses were recorded when the minority interest in Axcan Scandipharm was purchased. Under Canadian GAAP, these financial expenses were included in goodwill.

  (4)
  Under U.S. GAAP, the entire convertible subordinated notes are included in long-term debt. Under Canadian GAAP, the estimated value of the right of conversion is included in the shareholders' equity as equity component of convertible debt and implicite interest is charged to income each year and accounted for in the balance sheet as an accretion to the liability component.

  (5)
  Under U.S. GAAP, share issuance expenses are deducted from the consideration received. Under Canadian GAAP, these expenses are charged directly to retained earnings.

  (6)
  Under U.S. GAAP, the investments in joint ventures are accounted for by the equity method. Under Canadian GAAP, these investments are accounted for using the proportionate consolidation method. This difference does not impact operations or shareholders' equity.

  (7)
  Effective October 1, 1999, the Company changed its measurement and reporting currency from the Canadian dollar to the U.S. dollar. Under U.S. GAAP, comparative figures must be restated as if the change in measurement and reporting currency had been applied retroactively. Under Canadian GAAP, comparative figures are presented using the translation of convenience method. At October 1, 1999, the change in measurement and reporting currency presented in accordance with Canadian GAAP resulted in an increase in cumulative translation adjustment balance of $4,156,000, and a decrease in capital stock balance of $3,584,000 and retained earnings balance of $572,000.

  (8)
  Under U.S. GAAP, the research and development tax credits are applied against income taxes. Under Canadian GAAP, these tax credits would be applied against research and development expenses. This difference had no impact on the consolidated net income.

  (9)
  Under U.S. GAAP, securities available for sale are recorded at their fair market value, unrealized gains or losses are recorded separately in shareholders' equity. Under Canadian GAAP, short-term investments are recorded at cost. As at September 30, 2004, there is no material unrealized gain or loss.

U.S. GAAP            73

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Exhibit 99.3
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30 Amounts in the tables are stated in thousands of U.S. dollars, except share related data.